"Exemption No. 82-1357"

Continental

Press Release

Continental [redacted]kia

New pro[illegible] in late 2005

Hanover, October 25, 2004. Continental AG, Hanover announced today at a press conference in Bratislava that it had signed a Memorandum of Understanding with the Ministry of Economy of the Slovak Republic. Continental's Foundation Brakes business unit will be investing in a new production facility in Slovakia to produce brake calipers. The investment will amount up to 60 million euros over the next five years to create a facility making high performance front and rear brake disc calipers. The plant will supply a number of European customers.

The factory will be built in Zvolen in central Slovakia and will be starting production in late 2005. In total 500 jobs are in prospect over the next 5 years with positions in machining, assembly and engineering. Slovakia was chosen for the new facility on the basis of labor cost and transport cost to Continental's key customers in Europe. Zvolen was short listed because of its excellent communication and availability of suitable qualified personnel.

The Foundation Brakes business unit is part of the Continental Automotive Systems division and market leader worldwide in producing brake calipers for passenger cars.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2003 the corporation realized sales of 11.5 billion euros. At present it has a worldwide workforce of about 73,000.

Dr. Heimo Prokop
Director Corporate Communications
Phone: +49 (0)511 938-1485
Fax: +49 (0)511 938-1055
prkonzern@conti.de

Hannes Boekhoff
Head of Press Relations
Phone: +49 (0)511 938-1278
Fax: +49 (0)511 938-1055
prkonzern@conti.de

Corporate Image and Video Library: www.conti-online.com